**Stratos Wealth Securities, LLC**

**Financial Statements and Supplementary Information**
**For the Year Ended December 31, 2024**
**(Confidential Pursuant to Rule 17a-5(e)(3))**

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
| --- |
| 8-70019 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STRATOS WEALTH SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3750 PARK EAST DRIVE, SUITE 200
(No. and Street)

| BEACHWOOD | OH | 44122 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark T Manzo | (201) 519-1905 | mmanzo@moppartners.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

| 1514 Old York Road | Abington | PA | 19001 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jennifer K. Collins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STRATOS WEALTH SECURITIES, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO
MARY BETH CAPUTO
Notary Public, State of Ohio
My Commission Expires
April 14, 2028

Mary Beth Caputo
Notary Public

Signature: Jennifer K Collins

Title: CCO

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

# Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Stratos Wealth Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Stratos Wealth Securities, LLC (the Company) as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Sanville & Company, LLC*

We have served as the Company's auditor since 2019.

Dallas, Texas
March 10, 2025

# STRATOS WEALTH SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2024

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 252,921 |
| Accounts receivable | | 1,691,267 |
| Prepaid expenses | | 4,746 |
| | | |
| TOTAL ASSETS | $ | 1,948,934 |

## LIABILITY AND MEMBER'S EQUITY

LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 21,347 |
| | | |
| MEMBER'S EQUITY | | 1,927,587 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 1,948,934 |

The accompanying notes are an integral part of these financial statements.

## STRATOS WEALTH SECURITIES LLC
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2024

### REVENUE

| | |
|---|---:|
| Commission Income | $ 3,011,653 |
| Bonus Income | 2,078,607 |
| **TOTAL REVENUES** | **5,090,260** |

### EXPENSES

| | |
|---|---:|
| Bank Fees | 44 |
| Regulatory and Membership Expense | 38,710 |
| Shared Services Expense | 60,000 |
| **TOTAL EXPENSES** | **98,754** |
| **NET INCOME** | **$ 4,991,506** |

The accompanying notes are an integral part of these financial statements.

# STRATOS WEALTH SECURITIES LLC
## STATEMENT OF CHANGE IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---:|
| BALANCE - JANUARY 1, 2024 | $ | 1,643,441 |
| NET INCOME | | 4,991,506 |
| MEMBER DISTRIBUTIONS | | (4,707,360) |
| BALANCE - DECEMBER 31, 2024 | $ | 1,927,587 |

The accompanying notes are an integral part of these financial statements.

Page 5

# STRATOS WEALTH SECURITIES LLC
## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2024

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net Income | $ | 4,991,506 |
| | | |
| Adjustments to reconcile net income to net provided by operating activities | | |
| Increase in commissions receivable | | (2,707) |
| Increase in bonus receivable | | (203,289) |
| Decrease in prepaid expenses | | 7,451 |
| Increase in accounts payable and accrued expenses | | 2,496 |
| | | |
| NET CASH PROVIDED BY OPERATIONS | | 4,795,457 |
| | | |
| Cash flows from investing activities | | - |
| | | |
| Cash flows from Financing activities | | |
| Member distributions | | (4,707,360) |
| | | |
| Net Increase in Cash and cash equivalents | | 88,097 |
| | | |
| Cash and cash equivalents, beginning of the year | | 164,824 |
| | | |
| Cash and cash equivalents, end of the year | $ | 252,921 |

**Supplemental Disclosures**

There was no cash paid for either interest or taxes during the year.

The accompanying notes are an integral part of these financial statements.

## 1 – Summary of Significant Accounting Policies

**Organization** – Stratos Wealth Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer.  The Company was granted membership to FINRA on April 04, 2018.  It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

**Basis of Presentation** – The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the Unites States Securities and Exchange Commission.  It is management's opinion that all material adjustments have been made which are necessary for a fair financial statement presentation.

**Revenue Recognition** – Commission revenue consists of overrides earned on brokerage transactions. Commission revenue is recognized based on the posting date of the transactions.  Bonus revenue is recognized when earned.  As of December 31, 2024, $1,578,649 was a receivable based on 2024 earned bonus revenue. The Company believes that its performance obligation has been satisfied when the revenue is posted to its accounts at the counterparty.

**Income Taxes** - The Company is a single-member limited liability company, treated as a disregarded entity for federal and state income tax purposes.  The Company's results of operations are included in the consolidated federal and applicable state income tax returns filed by the parent; thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Receivables** – The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required.  If amounts become uncollectable, they will be expensed when that determination is made. At December 31,2024, accounts receivable consisted of $112,618 in commission revenue and $1,578,649 in bonus revenue.

**Related Party Transactions** – The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as salaries and rent, on behalf of the Company for which the Parent is reimbursed.  For the period ended December 31, 2024, the parent charged the company $60,000 in accordance with the Agreement.

## 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2024, the Company had net capital of $231,574, which was $226,574 in excess of its required net capital requirement of $5,000.

## 3 - Commitments and Contingencies

As of December 31, 2024, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its 2024 Annual Report.

## 4 – Recent Accounting Pronouncements

### FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

### Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is to collect commission overrides from member broker-dealers. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using

**Segment Reporting (Continued)**

information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**STRATOS WEALTH SECURITIES LLC**
**Schedule I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2024**

**Net Capital**

| | | |
|---|---|---:|
| Total ownership equity | $ | 1,927,587 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | $ | 1,927,587 |
| Deduction and/or charges: | | |
|   Prepaid expenses | | 4,746 |
|   Accounts receivable | | 1,691,267 |
| | | - |
|   Total non-allowable assets from Statement of Financial Condition | $ | 1,696,013 |
| Net Capital | $ | 231,574 |
| Net Capital Requirement | $ | 5,000 |
| Excess Net Capital | $ | 226,574 |
| Total Aggregate Indebtedness | $ | 21,347 |
|   Ratio: Aggregate indebtedness to net capital | | 0.09 to 1 |

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

STRATOS WEALTH SECURITIES LLC

Schedule II & III

Computation For Determination Of Reserve Requirements And

Information Relating To Possession Or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Member and
Those Charged With Governance of
Stratos Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Stratos Wealth Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to collecting commission overrides from member broker-dealers throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to collecting commission overrides from member broker-dealers and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

*Sanville & Company, LLC*

Dallas, Texas
March 10, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

**STRATOS WEALTH SECURITIES, LLC**

**EXEMPTION REPORT**
December 31, 2024

Stratos Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to collecting commission overrides from member broker-dealers.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024.

Stratos Wealth Securities, LLC

I, Jennifer K. Collins, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Jennifer K. Collins_

Title: Chief Compliance Officer

March X, 2025